EXHIBIT 99.23

Merger between bwin and PartyGaming planned to complete on 31 March 2011

Merger plan requirements now met in Austria

Vienna, 15 March 2011 - Following the almost unanimous approval of the merger at the extraordinary general meetings of both bwin Interactive Entertainment AG (bwin) and PartyGaming Plc. (PartyGaming) on 28 January 2011, the proposed merger was formally entered into the companies’ register by the Vienna Commercial Court on 15 March 2011. Subject to the formal approval from the supreme court in Gibraltar, the merger is expected to complete on 31 March 2011.

Share trading on the stock exchange bwin shares (ISIN AT0000767553) will cease trading on the Vienna Stock Exchange at close of business on 25 March 2011. For administrative reasons, trading in bwin shares on the Vienna Stock Exchange must be suspended for three days prior to completion and also on the day of completion itself (31 March 2011). On 1 April 2011, existing bwin shareholders will receive 12.23 bwin.party depositary interests (ISIN GI000A0MV757) for each bwin share free of charge. These depository interests can then be traded on the London Stock Exchange under the ticker symbol BPTY.L.

The exchange ratio of 12.23 bwin.party depositary interests for each bwin share will result in so-called ‘fractional entitlements’, rights to fractions of bwin.party depositary interests that cannot be traded on the London Stock Exchange. In accordance with the terms of the merger, these entitlements will be disposed of, and the proceeds of sale credited to the original beneficiaries (former bwin shareholders) in a process that may take up to two weeks. The disposal of fractional entitlements is also without cost to bwin shareholders.

Anti-trust approvals received
Following the approval of the merger in Germany by the Federal Cartel Office and in Austria by the Federal Competition Authority, bwin has now also received anti-trust approval from the relevant authorities in Romania.

Dividend
The new bwin.party depositary interests will carry a dividend entitlement with effect from 1 January 2010. The company’s dividend policy will be determined by the new board of bwin.party digital entertainment plc over the next few months.

About bwin
The bwin Group has over 20 million registered customers in more than 25 core markets. On a number of different platforms, the Group offers sports betting, poker, casino games, soft and skill games, as well as audio and video streams of top sporting events such as the German Soccer League. The holding company, bwin Interactive Entertainment AG is listed in the ATX on the Vienna Stock Exchange (ID code BWIN, Reuters ID code BWIN.VI), and as the parent company provides various services such as software development, marketing, communications, human resources and finance for its subsidiaries and associated companies. The operational business of the bwin Group is carried out by subsidiaries and associated companies on the basis of licences issued (e.g. France, Italy and Gibraltar). Full details about the Company can be found on its investor relations website at www.bwin.org.

Contact information:

Press
Matthias Winkler
Chief Communications Officer
P: +43 (0)50 858-20067
E: press@bwin.org

Investors
Konrad Sveceny, Investor Relations
P: +43(0)50 858-20017
E: investorrelations@bwin.org

bwin Interactive Entertainment AG
Börsegasse 11
1010 Vienna, Austria
www.bwin.org